UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

The Bon-Ton Stores, Inc.

(Exact name of registrant as specified in charter)

Pennsylvania	0-19517	23-2835229
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

2801 E. Market Street, York, PA	17402
(Address of Principal Executive Offices)	(Zip Code)

J. Gregory Yawman

Vice President, General Counsel and Secretary

(717) 757-7660

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

The Bon-Ton Stores, Inc. (the “Company”) undertook a reasonable country of origin inquiry (“RCOI”) with respect to the conflict minerals used in the production of the Company’s private brand merchandise and has determined in good faith that for the year ended December 31, 2014:

a)             The Company has manufactured or contracted to manufacture products as to which tin, tantalum, tungsten and or gold, (“3TGs”) are necessary to the functionality or production of such products.

b)             Based on the RCOI, the Company believes or has reason to believe that a portion of its necessary 3TGs originated or may have originated in a Covered Country and knows or has reason to believe that those necessary 3TGs may not be from recycle or scrap sources.

The Company is filing its Conflict Minerals Report for the calendar year ended December 31, 2014 (the “Report”) as Exhibit 1.01 attached to this Form SD.

The Report is available for access by all interested parties on the Company’s public Internet Web site at www.bonton.com.

Item 1.02 Exhibits

Conflict Minerals Report

The Company has contemporaneously with this Form SD filed the Report, which is attached as Exhibit 1.01.

Section 2 - Exhibits

Item 2.01               Exhibits

1.01        Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE BON-TON STORES, INC.

By:	/s/ Keith E. Plowman	Date: June 1, 2015
Keith E. Plowman
Executive Vice President – Chief Financial Officer